YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the twelve months ended December 31, 2009, the fifteen months ended December 31, 2008 and the year ended September 30, 2007, prepared in accordance with Canadian generally accepted accounting principles, and is publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of March 16, 2010. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This discussion uses the terms 'measured resources' and 'indicated resources'. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This discussion uses the term 'inferred resources'. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. 'Inferred resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2	Overview

Taseko is a mining and mine development company with one operating mine, two advanced stage projects and one exploration project, all located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine, the Prosperity gold-copper property, the Harmony gold property and the Aley niobium property.

For 2009, Taseko has focused on production and operating cost improvements and completing capital upgrade projects at its Gibraltar mine. For Prosperity, Taseko focused on attaining environmental assessment approvals, as well as arranging project financing and concentrate marketing opportunities.

Taseko had an operating profit of $48.3 million and earnings before tax and other items of $27.0 million for the year ended December 31, 2009, compared to an operating profit of $28.1 million and a loss before tax and other items of $2.1 million for the fifteen months ended December 31, 2008. Other items include unrealized (non-cash) marked-to-market loss attributable to derivative instruments of $15.8 million.

During the year ended December 31, 2009, Gibraltar produced 70.3 million pounds of copper and 629 thousand pounds of molybdenum. Total cash costs1 for the year averaged US$1.54 per pound of copper.

In the quarter ended December 31, 2009, the Gibraltar mine produced 17.4 million pounds of copper and 113 thousand pounds of molybdenum.

At Gibraltar, the cleaner and regrind circuit capital projects were completed and expected copper recovery improvements were being realized by the middle of the fourth quarter 2009. Other capital projects underway are the in-pit crusher and conveyor system and the tailings handling system which are both expected to be completed in the second quarter of 2010. The concentrate filter/dryer circuits upgrade is expected to be completed in the third quarter of 2010 and the Semi Autogenous Grinding (SAG) mill direct feed system construction is planned to begin during the second quarter of 2010 for completion in the fourth quarter of 2010.

The Company announced in November 2009 that it would establish a joint venture with Sojitz Corporation over the Gibraltar mine, whereby Sojitz would pay $179.5 million to acquire a 25% interest in the mine. Taseko would retain a 75% interest and will continue to operate the mine.

On January 14, 2010, Taseko received the environmental assessment certificate for the Prosperity Project from the British Columbia Provincial Ministry of Environment. The Company expects the Federal environmental assessment process to be complete by mid 2010. Applications for Provincial permits are being prepared and are expected to be submitted before the end of March.

During the year, Taseko announced a 70% increase in proven and probable mineral reserves at the Prosperity Project, from 487 million tonnes to 830 million tonnes based on a $5.50 Net Smelter Return cut-off (see Section 1.2.2) . Under present mine design criteria, these reserves extend Prosperity's estimated mine life from 20 to 33 years.

1. Cash costs of production is a non-GAAP measure. This non-GAAP measure is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP (see 1.15.5) . Cash costs of production is a common performance measure in the copper industry and includes direct cost of operations and related costs through to refined metal, excluding amortization.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

During the year, Taseko repurchased/redeemed the entire US$30 million of Convertible Bonds that were outstanding. The Company also completed debt financings which included a US$50 million credit facility with Credit Suisse and Investec Bank PLC, a $9 million equipment loan with GE Capital and a $6.5 million royalty financing which pays a 6% royalty. In addition, the Company completed equity financings for net proceeds of $26.8 million.

1.2.1	Gibraltar Mine

Taseko’s 100% owned Gibraltar mine is located north of the City of Williams Lake in south-central British Columbia.

Three-Month Sales

  Copper in concentrate sales volume in the three months ended December 31, 2009 was 16.2 million pounds compared to 17.6 million pounds of copper in concentrate sold during the three months ended December 31, 2008.

  Copper cathode sales volume in the three months ended December 31, 2009 was 0.6 million pounds compared to 0.9 million pounds in the three months ended December 31, 2008.

  The average price realized for sales of copper during the period was US$3.10 per pound, compared to US$1.26 per pound realized in the three months ended December 31, 2008.

  Molybdenum in concentrate sales volume in the three months ended December 31, 2009 was 97,000 pounds compared to 143,000 pounds sold in the three months ended December 31, 2008.

  The average price realized for sales of molybdenum for the three months ended December 31, 2009 declined to US$12.01 per pound, compared to US$19.96 per pound realized in the three months ended December 31, 2008.

Twelve-Month Sales

  Copper in concentrate sales during the twelve months ended December 31, 2009 was 65.9 million pounds, compared to sales of 61.6 million pounds in the twelve months ended December 31, 2008.

  Copper cathode sales during the twelve months ended December 31, 2009 was 2.2 million pounds, compared to 4.1 million pounds in the twelve months ended December 31, 2008.

  Molybdenum in concentrate sales during the twelve months ending December 31, 2009 was 0.7 million pounds, compared to sales volume of 0.6 million pounds in the twelve months ending December 31, 2008.

The following table illustrates the significant changes in the average prices for copper and molybdenum on a quarter by quarter basis over the past twelve months:

	Q1 2009	Q2 2009	Q3 2009	Q4 2009
LME Copper Price Average USD/lb	1.56	2.12	2.66	3.02
Molybdenum Oxide Price Average USD/lb	8.75	9.10	14.50	11.29

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Year-end Inventory

  Copper concentrate inventory at December 31, 2009 was 3.8 million pounds compared to 4.1 million pounds at December 31, 2008.

  Copper cathode inventory at December 31, 2009 was 0.13 million pounds compared to 0.4 million pounds at December 31, 2008.

  Molybdenum in concentrate inventory at December 31, 2009 was 16,000 pounds compared to 77,000 pounds at December 31, 2008.

Gibraltar Mine Current Production and Cost Performance

The following table is a summary of operating statistics:

	Three months ending December 31, 2009	Twelve months ending December 31, 2009
Total tons mined (millions)[1]	11.3	34.9
Tons of ore milled (millions)	3.2	13.0
Stripping ratio	2.2	1.8
Copper grade (%)	0.319	0.319
Molybdenum grade (%Mo)	0.010	0.011
Copper recovery (%)	84.1	82.3
Molybdenum recovery (%)	20.9	24.4
Copper production (millions lb) [2]	17.4	70.3
Molybdenum production (thousands lb)	113	629
Foreign Exchange ($C/$US)	1.06	1.14
Copper production costs, net of by-product credits[3] , per lb of copper	US$1.67	US$1.24
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.31	US$0.30
Total cash costs of production per lb of copper	US$1.98	US$1.54

[1]	Total tons mined includes sulphide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
[2]	Copper production includes concentrate and cathode.
[3]	By-product credit is calculated on a three month total and averaged over the quarter.

Total cash costs for the quarter ended December 31, 2009 were approximately US$0.44/lb above the annual average. This was the result of the combination of low production in October due to milling lower than average deposit grades because of a geotechnical event in July 2009, costs associated with removal by a contractor of very loose soils at the location of the geotechnical event in July 2009, and an increased strip ratio as the mine moved back to the mine site average strip ratio based on continued strength in the price of copper. The higher costs were partially off-set by increased copper recoveries related to the completion of commissioning of the cleaner and regrind circuits.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table illustrates fourth quarter of 2009 copper production and recovery with the results from the first two months of 2010:

	October 2009	November 2009	December 2009	January 2010	February 2010
Mill Throughput (millions, tons)	1.1	1.1	1.0	1.2	1.2
Recoveries (%)	79.9	82.8	89.8	88.9	90.1
Production (millions, pounds)	4.8	5.7	6.8	8.7	6.8

Fixed Infrastructure Upgrades and Installations

Improvements to the concentrator and ore handling facilities at Gibraltar continued through the fourth quarter. The higher capacity cleaner flotation circuit and modern regrind tower mill completed in August were fully commissioned in mid-November providing the recovery improvements listed in the table above.

As at the date of the MD&A, construction is approximately 95% complete on the new in-pit 60-inch by 89-inch crusher and conveyor system which, when completed and commissioned, will reduce operating costs and improve mine productivity by replacing the smaller original Gibraltar crusher and supplanting approximately three diesel-powered haulage trucks with an electrically driven overland conveyor belt.

Replacement of the current single-line tailings system with a two line system and substitution of the natural gas fired concentrate dryer with a filter press are planned to be completed in the second and third quarter of 2010, respectively. This equipment will reduce operating cost, provide a more stable operating platform, and will be able to manage increased volume as mill throughput increases.

Detailed engineering is near completion on a SAG mill direct feed system which is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system will also allow larger mill feed more appropriate for autogenous grinding than can be achieved with the current system. Completion of construction of the direct feed system is expected in the fourth quarter of 2010.

Labour and Safety

The number of active personnel at the site at the end of December 2009 was 377, compared to 397 personnel at the end of December 2008.

There were 2 lost time accidents during the quarter and 7 during the year.

Environmental

There was one reportable incident during the quarter, which was the only reportable incident in 2009.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral Reserves

Taseko completed a drill program and engineering study on the Oakmont ground of the Gibraltar property in 2008. These programs have confirmed an extension of the Gibraltar mineral deposit (Gibraltar Extension) and increased the mine’s mineral reserves by 28% to 472 million tons.

Gibraltar's proven and probable reserves as of December 31, 2009 are tabulated below:

Gibraltar Mine Mineral Reserves At 0.20% copper cut-off
Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Connector	Proven Probable	40.4 14.8	0.296 0.271	0.010 0.009
	Subtotal	55.2	0.289	0.010
Gibraltar East	Proven Probable	66.8 33.3	0.286 0.285	0.008 0.013
	Subtotal	100.1	0.286	0.010
Granite	Proven Probable	178.3 21.6	0.325 0.319	0.009 0.009
	Subtotal	199.9	0.324	0.009
Gibraltar Extension (new reserves)	Proven Probable	75.4 29.3	0.352 0.304	0.002 0.002
	Subtotal	104.7	0.339	0.002
Total		459.9	0.315	0.008

The mineral reserves above are based on the published reserves at December 31, 2008 and depleted for ore production from the Granite pit in 2009. The estimate was completed by Gibraltar mine staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering and a Qualified Person under National Instrument 43-101.

1.2.2	Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

Mineral Reserves and Resources

During the fourth quarter, the Company announced the results of a review of the mineral reserves for the Prosperity Project. The reserves (tabulated below) are based on a $5.50 net smelter return (“NSR”) cut-off using gold and copper prices of $650/oz and $1.65/lb, respectively.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Prosperity Project Mineral Reserves – November 2009 at C$5.50 NSR/t cut-off
Category	Tonnes (millions)	Grade		Recoverable Metal		Contained Metal
		Au (g/t)	Cu (%)	Au (M oz)	Cu (B lb)	Au (M oz)	Cu (B lb)
Proven	481	0.46	0.26	5.0	2.4	7.1	2.8
Probable	350	0.35	0.18	2.7	1.2	3.9	1.4
Total	831	0.41	0.23	7.7	3.6	11.0	4.2

Note: Recoveries for Cu and Au are 87% and 69% respectively

There are additional estimated measured and indicated resources totaling 180 million tonnes grading 0.37 g/t gold and 0.32% copper, containing 2.1 million ounces of gold and 1.3 billion pounds of copper (assuming 100% recoveries). The mineral resource and reserve estimations were completed by Taseko staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering and a Qualified Person under National Instrument 43-101. A technical report has been filed on www.sedar.com.

Cautionary regarding differences in US and Canadian Criteria for Reserves

The mineralized material at the Prosperity project is currently classified as measured and indicated resources, and a portion of it qualifies under Canadian mining disclosure standards as proven and probable reserves. Readers are cautioned that no part of the Prosperity project’s mineralization is yet considered to be a reserve under US mining standards as all necessary mining permits and project financing would be required in order to classify the project’s mineralized material as an economically exploitable reserve.

Permitting

The Ministry of Environment of British Columbia accepted Taseko’s Environmental Assessment report on March 13, 2009 and proceeded under provisions of the Environmental Assessment Act with an Environmental Assessment Office (“EAO”) led review of this Project in a coordinated manner with the Canadian Environmental Assessment Agency (“CEAA”) on their respective provincial and federal environmental assessment processes.

On January 14, 2010, Taseko received the environmental assessment certificate for the Prosperity Project from the British Columbia Provincial Ministry of Environment. This is an important milestone as it is the provincial government which is responsible for mine development in British Columbia. The Provincial Mines Act permit application is planned to be submitted to the Ministry of Energy, Mines, and Petroleum Resources before the end of March 2010.

The federal process, conducted by a three-person Panel operating under defined Terms of Reference are required to complete their work in a timely and efficient manner. The hearings are scheduled to commence in late March and be completed in early May of 2010. Following conclusion of the hearings, the Panel will submit their findings to the Federal Minister of Environment for a decision. This process is expected to be completed by mid 2010.

1.2.3	Harmony Project

Taseko holds 100% of the Harmony gold project, located on the Queen Charlotte-Haida Gwaii on the northwest coast of British Columbia. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project in 2001.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Taseko is considering initiating a pre-feasibility level study in 2010 of Harmony to further evaluate the project. The Company initiated a review of engineering work on the project in late 2007 following the designation of the area as a mineral development zone under the Queen Charlotte-Haida Gwaii Land and Resource Management Plan.

1.2.4	Aley Project

Taseko holds 100% of the Aley niobium project in northern British Columbia. The Company is considering additional exploration work in 2010 to advance this project.

Niobium is a metal used in making high-strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications.

1.2.5	Market Trends

Copper prices had been on an overall upward trend between late 2003 and October 2008; in mid-2008, the copper market deficit, caused by strong demand growth and struggling production and a lack of new development projects, reached its peak. There was an unprecedented 70% drop in prices over the six months from July to December 2008 as a result of uncertainty in global financial markets. The average copper price in 2008 was US$3.15/lb. Prices stabilized in January 2009 and then began to increase. The average copper price in 2009 was US$2.34/lb. Price strength has continued in 2010, averaging US$3.25/lb up to the date of this report.

Gold prices were volatile in late 2008, dropping below US$800/oz for a two-week period in September, and again from mid October through November. The average gold price for 2008 was US$871/oz and US$974/oz in 2009. The average price in 2010 to the date of this report is US$1,111/oz.

Molybdenum prices increased from US$7.60/lb in 2003 to peak at US$34/lb in 2005. Prices averaged US$25.53/lb in 2006 and US$30.47/lb in 2007. Molybdenum prices dropped significantly in late 2008, but averaged US$28.98/lb based on strength earlier in the year. Molybdenum prices continued to drop in 2009 to about US$8.00/lb in early May, but improved after that and averaged US$11.28/lb for the year. The average price in 2010 to the date of this report is US$15.32/lb.

The Company sells its products in United States dollars but its expenses are denominated primarily in Canadian dollars. The twelve-month average at December 31, 2009 for one United States dollar was 1.14 Canadian dollars. At December 31, 2009, one United States dollar was equivalent to 1.05 Canadian dollars. Current forecasts anticipate continued strength in the Canadian dollar.

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in thousands of Canadian dollars except per share amounts.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

	As at December 31		As at September
			30
Balance Sheets	2009	2008	2007
Current assets	$92,316	$41,283	$94,619
Mineral properties	32,631	32,610	18,407
Plant and equipment	305,205	292,390	158,492
Other assets	104,943	111,962	105,745
Total assets	$535,095	$478,245	$377,263

Current liabilities	$75,179	$112,053	$44,589
Other liabilities	163,223	131,285	169,014
Shareholders’ equity	296,693	234,907	163,660
Total liabilities & shareholders’ equity	$535,095	$478,245	$377,263

	Year ended	Fifteen months	Year ended
	December 31	ended December 31	September 30
Statements of Operations	2009	2008	2007
Revenue	$188,902	$231,678	$218,426
Cost of sales	132,434	196,261	109,533
Depletion, depreciation and amortization	8,150	7,363	3,155
Operating profit	48,318	28,054	105,738
Accretion of reclamation obligation	968	1,451	1,777
Exploration	3,407	11,864	8,967
Foreign exchange loss (gain)	(8,800)	4,032	233
Gain on asset retirement obligation change of estimates	–	(6,917)	(4,570)
Gain on convertible bond repurchase	(1,630)	–	–
General and administration	8,382	11,896	6,501
Gain on sale of marketable securities	(188)	(1,034)	(1,508)
Interest and other income	(7,402)	(9,701)	(11,093)
Interest expense	8,265	8,284	5,947
Interest accretion on convertible debt	1,260	2,938	2,922
Stock-based compensation	5,696	6,442	6,771
Realized loss on derivative instruments	11,330	–	–
Change in fair market value of financial instruments	–	886	1,925
Earnings (loss) before other items	$27,030	$(2,087)	$87,866
Other items:
Unrealized loss on derivative instruments	15,775	–	–
Earnings (loss) before income taxes:	11,255	$(2,087)	$87,866
Current income tax expense (recovery)	669	(2,151)	3,959
Future income tax expense (recovery)	25	(3,446)	35,645
Earnings (loss) for the year	$10,561	$3,510	$48,262

Other comprehensive income (loss):
Unrealized gain (loss) on reclamation deposits	(1,040)	1,859	(419)
Unrealized gain (loss) on marketable securities/investments	14,263	(11,295)	4,710
Reclassification of realized gain on sale of marketable securities	(188)	(1,152)	(1,508)
Tax effect	(1,779)	1,570	(445)
Other comprehensive income (loss)	$11,256	$(9,018)	$2,338
Total comprehensive income (loss)	$21,817	$(5,508)	$50,600
Basic earnings (loss) per share	$0.06	$0.02	$0.37
Diluted earnings (loss) per share	$0.06	$0.02	$0.36
Basic weighted average number of common shares outstanding	173,170	142,062	129,218
Diluted weighted average number of common shares outstanding	180,835	156,928	142,278

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
	2009	2009	2009	2009	2008	2008	2008	2008
Current assets	92,316	90,209	75,950	58,357	41,283	80,250	114,611	124,105
Mineral properties	32,631	32,617	32,617	32,619	32,610	32,095	29,916	19,142
Plant and equipment	305,205	303,434	301,891	295,094	292,390	266,872	222,729	202,679
Other assets	104,943	107,686	107,707	112,321	111,962	132,977	113,159	112,926
Total assets	535,095	533,946	518,165	498,391	478,245	512,194	480,415	458,852

Current liabilities	75,179	58,949	61,503	91,195	112,053	65,663	41,484	29,976
Other liabilities	163,223	183,856	165,341	166,596	131,285	176,456	173,755	182,419
Shareholders' equity	296,693	291,141	291,321	240,600	234,907	270,075	265,176	246,457
Total liabilities and shareholders' equity	535,095	533,946	518,165	498,391	478,425	512,194	480,415	458,852

Revenue	55,966	40,132	52,632	40,172	10,576	57,615	53,206	65,357
Mine site operating costs	32,160	24,528	26,203	25,454	42,021	40,924	29,633	28,854
Transportation and treatment	5,724	4,554	7,609	6,202	7,054	9,500	6,042	7,194
Amortization	2,421	1,677	2,142	1,910	1,979	2,029	1,563	1,091
Operating profit (loss)	15,661	9,373	16,678	6,606	(40,478)	5,162	15,968	28,218
Expenses:

Accretion of reclamation obligation	250	245	239	234	183	326	322	313
Asset retirement obligation change of estimates	–	–	–	–	(4,504)	–	–	–
Exploration	1,519	805	549	534	1,088	3,363	3,047	2,243
Foreign exchange loss (gain)	(681)	(3,108)	(7,941)	2,930	3,249	1,142	600	(1,000)
Gain on convertible bond repurchase	–	(948)	(682)	–	–	–	–	–
General and administration	2,197	1,752	2,104	2,329	2,220	2,143	2,245	2,472
Interest expense and accretion charges	1,935	2,041	2,765	2,784	3,839	1,603	1,857	2,032
Interest and other income	(1,702)	(1,529)	(1,987)	(2,184)	(1,362)	(1,668)	(1,897)	(2,239)
Loss (gain) on sale of marketable securities	(1,004)	816	–	–	–	120	(586)	(568)
Loss on equipment disposal	–	–	–	–	701	–	161	–
Realized loss on derivative instrument	7,762	3,568	–	–	–	–	–	809
Stock-based compensation	2,385	1,073	1,581	657	1,054	(85)	1,103	1,598
	12,661	4,715	(3,372)	7,284	6,468	6,944	6,852	5,660
Earnings (loss) before other items	3,000	4,658	20,050	(678)	(46,946)	(1,782)	9,116	22,558
Other Items:
Unrealized loss on derivative instruments	4,237	8,829	2,709	–	–	–	–	–
Earnings (loss) before income taxes	(1,237)	(4,171)	17,341	(678)	(46,946)	(1,782)	9,116	22,558
Income tax expense (recovery)	766	(1,822)	5,936	(4,186)	(7,303)	(8,653)	5,317	6,357
Earnings (loss) for the period	(2,003)	(2,349)	11,405	3,508	(39,643)	6,871	3,799	16,201
Earnings (loss) per share – basic	(0.01)	(0.01)	0.07	0.02	(0.29)	0.05	0.03	0.11
Earnings (loss) per share –diluted	(0.01)	(0.01)	0.06	0.02	(0.26)	0.05	0.02	0.10

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

In October 2008, the Company announced that it would change its year end from September 30 to December 31. As a result, in accordance with National Instrument 51-102CP, “Continuous Disclosure Obligations”, this management discussion and analysis compares the twelve months ending December 31, 2009 (“fiscal 2009”) and the fifteen months ending December 31, 2008 (“fiscal 2008”).

During fiscal 2009, Taseko generated operating profit of $48.3 million compared to $28.1 million during fiscal 2008 and earnings before tax and other items of $27 million for fiscal 2009, compared to a loss before tax and other items of $2.1 million for fiscal 2008. Other items include unrealized (non-cash) marked-to-market loss attributable to derivative instruments related to the copper hedging program of $15.8 million. No such losses were recognized in fiscal 2008 as the Company did not participate in a copper hedging program during the comparative period.

During fiscal 2009, Taseko generated cash outflow from operating activities of $26.8 million as compared to an inflow of $46.9 million for the fiscal 2008. The cash outflow from operating activities in fiscal 2009 resulted in part from paying off the negative pricing adjustments that occurred in fiscal 2008 that were settled during fiscal 2009. A $26.9 million negative pricing adjustment was recorded at December 31, 2008 related to the rapid deterioration in base metal prices, including copper and molybdenum in the quarter ended December 31, 2008. There were no negative pricing adjustments at December 31, 2009.

The Company recognized revenues of $188.9 million in fiscal 2009, compared to $231.7 million in fiscal 2008. Revenues consisted of copper concentrate sales of $172.5 million (2008 – $194.6 million), molybdenum concentrate sales of $8.8 million (2008 – $21.9 million), silver concentrate sales of $2.0 million (2008 – $1.6 million), and copper cathode sales of $5.6 million (2008 – $13.6 million). The decrease in revenue was the result of higher copper shipments in fiscal 2008 mainly due to an extended reporting period of fifteen months in 2008 compared to twelve months in 2009 as well as a lower average realized copper price. For fiscal 2009, 68.1 million pounds of copper (concentrate and cathode) were sold compared to 77.9 million pounds of copper (concentrate and cathode) for fiscal 2008. The average price per pound of copper sold decreased to US$2.31 per pound for fiscal 2009, down from US$2.68 per pound for fiscal 2008. Molybdenum sales decreased to 0.7 million pounds for fiscal 2009 from 0.8 million pounds for fiscal 2008 mainly due to the extended reporting period in fiscal 2008. The average price per pound of molybdenum sold decreased to US$11.02 per pound for fiscal 2009, down from US$28.19 per pound for fiscal 2008.

Cost of sales for fiscal 2009 was $132.4 million, compared to $196.3 million for fiscal 2008. Cost of sales for fiscal 2009 consists of total production cost of $109.60 million (2008 – $158.8 million) and a negative concentrate inventory adjustment of $1.3 million (2008 – $2.4 million). Also included in cost of sales is transportation and treatment costs, which were $24.1 million for fiscal 2009 (2008 – $35 million). Cost of sales was lower during fiscal 2009 mainly due to the extended reporting period for fiscal 2008 as well as decreases in the labour force and input costs, business improvement projects implemented and a reduced strip ratio.

Amortization expense for fiscal 2009 was $8.2 million compared to $7.4 million in fiscal 2008. The increase is the result of the capital equipment additions as well as the utilization of several new pieces of equipment related to the concentrator expansion. Mining and milling assets are amortized using the units of production method based on tons mined and tons milled during the period and divided by the estimated tonnage to be mined and milled in the mine plan.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Exploration expenses decreased to $3.4 million in fiscal 2009 compared to $11.9 million in fiscal 2008, due to a lower level of exploration activity at the Company's Prosperity project as it underwent the environmental assessment review (see Section 1.2.2) . Exploration expenses of $.05 million (fiscal 2008 – $6.2 million) at Gibraltar were capitalized as exploration expenditures.

General and administrative (“G&A”) costs decreased to $8.4 million in fiscal 2009 from $11.9 million in fiscal 2008, mainly due to an extended reporting period of fifteen months in fiscal 2008 as well as the Company’s cost cutting initiatives, including lower staffing levels related to Prosperity, and the Gibraltar mill expansion during the comparative period.

Stock-based compensation was $5.7 million in fiscal 2009 compared to $6.4 million in fiscal 2008. The decrease is mainly due to the extended reporting period in fiscal 2008.

Interest and other income decreased to $7.4 million as compared to $9.7 million in fiscal 2008. The decrease was due to lower interest rates and the extended reporting period in fiscal 2008. Interest expense and interest accretion decreased to $9.5 million in fiscal 2009 compared to $11.2 million in fiscal 2008 mainly due to an extended reporting period in fiscal 2008 as well as the redemption of the Company’s convertible bonds during fiscal 2009. The Company recorded a foreign exchange gain of $8.8 million for fiscal 2009 compared to a loss of $4.0 million in fiscal 2008. The gain is due to the strengthening of the Canadian dollar and the revaluation of certain US-dollar denominated liabilities at December 31, 2009.

The Company recorded no gain resulting from the change in estimate of reclamation obligation compared to a gain of $6.9 million for fiscal 2008 since there were no revised estimates relating to Gibraltar’s mine life in fiscal 2009.

The Company recorded a realized loss of $11.3 million (2008 – $Nil) and unrealized loss of $15.8 million (2008 – $Nil) on derivative instruments as a result of the decrease in fair value of the producer call and put option contracts with Credit Suisse which commenced during the 2009 fiscal year.

Current income tax expense of $0.7 million (2008 – recovery of $2.2 million) and future income taxes expense of $0.03 million (2008 – recovery of $3.4 million) were recorded for the twelve months ended December 31, 2009.

1.6	Liquidity

At December 31, 2009, the Company had cash and equivalents of $35.1 million, as compared to $4.6 million at December 31, 2008. In addition, the Company had working capital of $17.1 million, as compared to working capital deficiency of $70.8 million at December 31, 2008. The increase in working capital was primarily a result of additional funding raised from financing activities discussed in Section 1.7 Capital Resources as well as the steady increase in both copper and molybdenum prices and sales volumes since December 2008.

At March 16, 2010, the Company’s cash and equivalents had increased to approximately $51.7 million.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Management anticipates that sales from copper and molybdenum concentrate and copper cathode, along with the various financing activities disclosed in Section 1.7 Capital Resources, the 24-month mine plan and implemented cash management strategies will be sufficient to fund current operations and satisfy obligations as they come due. Management is actively monitoring all commitments and planned expenditures necessary to maintain operational objectives for the upcoming fiscal year.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company's cash and equivalents are invested in business accounts with a major Canadian financial institution and are available on demand for the Company's programs.

The following are the principal maturities of contractual obligations (in thousands of Canadian dollars):

	Contractual				Over 3
As at December 31, 2009	Obligations	2010	2011	2012	years
Accounts payable and accrued
liabilities	$14,821	$14,821	$–	$–	$–
Amounts due to a related party	13	13	–	–	–
Long-term credit facility	52,550	21,896	26,275	4,379	–
Capital lease obligations	15,636	4,543	4,266	4,215	2,612
Long-term equipment loan	10,112	2,701	2,701	4,710	–
Total liabilities	$93,132	$43,974	$33,242	$13,304	$2,612

During the year, the Company completed the repurchase/redemption of the US$30 million in convertible bonds that it had outstanding. In Q2 2009, the Company repurchased US$7.5 million of the convertible bonds from one of its bondholders for the purpose of cancellation. During Q3 2009, the Company repurchased another US$12.5 million of the convertible bonds for the purpose of cancellation. In addition, the remaining bondholders exercised the “put” right on the final US$10 million.

The Company currently has a US$50 million 36-month term credit facility with Credit Suisse. In addition, the Company also has long-term equipment loans with a carrying value of $8.7 million. The Company is also committed to equipment purchases in relation to its expansion activities at the Gibraltar Mine in the amount of $23 million.

The Company also has purchase orders in the normal course of operations for capital equipment required for the Gibraltar expansion project. The orders have specific delivery dates and financing of this equipment will be through existing cash resources.

Other than those obligations disclosed in the notes to the audited consolidated financial statements of the Company for the year ended December 31, 2009, the Company has no other material capital commitments for capital expenditures, long-term debt, capital lease obligations, operating leases or any other long-term obligations.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7	Capital Resources

The Company’s primary sources of liquidity and capital resources are our cash flow provided from operations as well as equity and debt financings.

Debt Financings

(i) Credit Suisse Term Facility

In February 2009, the Company entered into and drew upon a US$30 million 36-month term facility agreement (the “Facility”) with Credit Suisse. During Q3 2009, the Company and Credit Suisse, as Facility Agent, and Investec Bank plc amended the Facility to increase the existing Facility by an additional US$20 million and the Company drew these additional funds. Under the amended facility agreement, the US$50 million Facility is repayable commencing April 2010 and every second month thereafter in equal installments of US$4.2 until February 2012. The Facility bears interest at LIBOR plus 5 percent which is due and payable bi-monthly. The long-term credit facility security provided under the terms of the relevant agreements includes certain equipment of the Gibraltar Mine, a general security pledge, and the treatment and refining off-take agreement in addition to a corporate guarantee.

The Facility requires a maximum total debt to total equity ratio of 55%, a minimum tangible net worth of $150 million, a maximum production cost threshold of $1.56 per lb of copper to December 31, 2009 and minimum debt service coverage ratios of 135%. As at December 31, 2009, the Company is in compliance with its financial covenants. The Company has the option at any time after 18 months from February, 2009 to prepay the Facility.

The Company incurred financing fees of $1.7 million to obtain the Facility. This amount is being amortized to interest expense using the effective interest rate method.

(ii) Long-Term Equipment Loan

During the year, the Company entered into a 36-month term equipment loan agreement to finance the purchase of equipment for the Gibraltar Mine. The principal amount of the loan is $9 million. The loan is secured by the underlying equipment at the Gibraltar Mine.

The equipment loan is repayable commencing one month after inception in 35 equal monthly installments in the amount of $0.225 million until 2012. The last installment is payable in 2012 in the amount of $2.8 million. The equipment loan bears a fixed interest rate at 8.63% per annum.

Equity Financings

On April 15, 2009, the Company completed a “bought deal” short form prospectus offering (the “Offering”) of 13,793,104 common shares at a price of $1.45 per common share (the “Offering Price”). A syndicate of underwriters led by Raymond James Ltd. and including Wellington West Capital Markets Inc., Canaccord Capital Corporation, Jennings Capital Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”) acted as Underwriters in connection with the Offering.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company granted to the Underwriters an over-allotment option to purchase up to an additional 2,068,965 common shares at the Offering Price. The Underwriters elected to exercise the over-allotment option in full, resulting in aggregate gross proceeds of the total offering to the Company of $23.0 million.

In addition, the Company also completed a private placement financing of 3,628,015 shares at $1.45 per common share for gross proceeds of $5.3 million. A finder's fee of 6% of the proceeds of the private placement financing was paid.

The net proceeds from the Offering were used for discharge of accounts payable and general working capital.

During the year ended December 31, 2009, 9,085,715 warrants issued in December 2008 were exercised for total proceeds of $7.7 million and 1,161,749 options were exercised for the total proceeds of $1.4 million.

Other Financings

During the year, the Company entered into an agreement with an unrelated investment partnership, Gibraltar Royalty Limited Partnership ("GRLP"). Gibraltar sold to GRLP a royalty for $6.5 million. Annual royalties are payable by Gibraltar to GRLP at rates ranging from $0.003 per pound to $0.004 per pound of copper produced during the period from September 1, 2009 to December 31, 2030 (the “Royalty Period”). These royalty payments are recognized as an expense during the year.

The Company classified the principal balance of royalty obligation as a financial liability to be settled in a future period. The Company has a pre-emptive option to repurchase ("call") the royalty obligation by acquiring the GRLP partnership units after March 1, 2010 to December 31, 2012 in consideration of a payment which is equal to the funds received by the Company plus a 20% premium payable in the Company’s shares or cash. GRLP also has a right to sell ("put") its GRLP partnership units to the Company at fair value after April 1, 2010 to December 31, 2012. However, this “put” right is subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

As at the date of the MD&A, the Company gave notice to the GRLP unit holders of the Company’s intention to exercise its “call” option through the issuance 1,556,355 shares of the Company

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company owned equally by several public companies, one of which is Taseko. HDSI has certain directors in common with the Company and carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDSI on a full cost-recovery basis per agreement dated June 1, 2008.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Costs for services rendered and costs incurred on behalf of the Company by HDSI during the fiscal period ended December 31, 2009 were $2.7 million, as compared to $8.9 million in fiscal 2008. The decrease over prior year is due to lower staffing levels required from HDSI as Taseko has added additional full-time employees to its staff.

1.10	Fourth Quarter

For the three months ended December 31, 2009 (“Q4 2009”), Taseko generated operating profit of $15.6 million compared to an operating loss of $40.4 million during the three months ended December 31, 2008 (“Q5 2008”).

No negative pricing and inventory adjustments were recorded in Q4 2009. A $21.9 million negative pricing adjustment was recorded in Q5 2008 related to the rapid deterioration in base metal prices, including copper and molybdenum. The result of these adjustments was a net loss before tax and other items of $46.9 million for Q5 2008 as compared to net income before tax and other items of $3.0 million for Q4 2009. Other items include unrealized (non-cash) marked-to-market loss attributable to derivative instruments related to the copper hedging program in the amount of $4.2 million. No such losses were recognized in Q5 2008 as the Company did not participate in a copper hedging program during the comparative period.

The Company recognized revenues of $56.0 million in the three months ended December 31, 2009 (“Q4 2009”), compared to $40.1 million in the three months ended September 30, 2009 (“Q3 2009”) and $10.6 million in the three months ended December 31, 2008 (“Q5 2008”).

There were no negative pricing or inventory adjustment in Q4 2009. Revenues in Q4 2009 consisted of copper concentrate sales of $52.9 million compared to $34.7 million for Q3 2009 and $7.6 million for Q5 2008. Molybdenum concentrate sales were $0.7 million in the quarter compared to $3 million for Q3 2009 and $1.2 million for Q5 2008. Silver concentrate sales were $0.6 million for the quarter compared to $0.3 million for Q3 2009 and $0.5 million for Q5 2008 and copper cathode sales were $1.8 million for the quarter compared to $1.3 million for Q3 2009 and $1.3 million Q5 2008.

Cost of production for the quarter was $32.2 million, compared to $24.5 million in Q3 2009, and $42.0 million in Q5 2008. Cost of production consists of total production cost for the period of $31.9 million (Q3 2009 – $27.7 million; Q5 2008 – $30.9 million) plus concentrate inventory adjustment of $0.3 million (Q3 2009 – inventory adjustment of $3.2 million; Q5 2008 – negative inventory adjustment of $11.1 million). Transportation and treatment costs for the quarter amounted to $5.7 million (Q3 2009 – $4.6 million; Q5 2008 – $7.0 million).

Amortization expense of $2.5 million for the current quarter was higher compared to Q3 2009 of $1.7 million and Q5 2008 of $2.0 million due to the utilization of new equipment. Mining and milling assets are amortized using the units of production method based on tons mined and milled during the period and divided by the estimated tonnage to be mined and milled in the mine plan.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Exploration expenses for the quarter were $1.5 million, compared to $0.8 million in Q3 2009, and $1.1 million in Q5 2008.

General and administrative (“G&A”) expense for the quarter was $2.2 million, compared to $1.8 million in Q3 2009, and $2.2 million in Q5 2008, which has been relatively constant throughout the periods.

Stock-based compensation expense for the quarter was $2.4 million, compared to a credit of $1.1 million in Q3 2009, and $1.1 million of expense in Q5 2008 as a result of the amortization of stock-based compensation on options granted during prior periods.

Interest and other income for the quarter was $1.7 million, compared to $1.5 million in Q3 2009, and $1.3 million in Q5 2008. The slight increase was mainly due to higher cash balances in Q4 2009.

Interest expense and accretion for the quarter was $1.9 million, compared to $2.0 million in Q3 2009 and $3.8 million in Q5 2008 due the relative lower rates and accretion charges related to the Credit Suisse Term Facility compared to the convertible bonds which were redeemed in Q3 2009.

The Company recorded foreign exchange gain for the quarter of $0.7 million, compared to a gain of $3.1 million in Q3 2009, and a loss of $3.2 million in Q5 2008. As the Company reports in Canadian dollars, the gain is due to the strengthening of the Canadian dollar and the revaluation of certain US-dollar denominated liabilities at December 31, 2009.

The Company recorded no gains resulting from the change in estimate of reclamation obligation since there were no extensions of estimated mine life during the quarter, compared to $4.5 million in Q5 2008 when there was an increase in the estimated mine life of the Gibraltar Mine.

The Company recorded a realized loss of $7.8 million (Q3 2009 – $3.6 million, Q5 2008 – $Nil) and unrealized loss of $4.2 million (Q3 2009 – $8.8 million, Q5 2008 – $Nil) on derivative instruments as a result of the decrease in fair value of the producer call and put option contracts with Credit Suisse which commenced during the 2009 fiscal year.

1.11	Proposed Transactions

The Company announced in November 2009 that it would establish a joint venture with Sojitz Corporation over the Gibraltar mine, whereby Sojitz would pay $179.5 million to acquire a 25% interest in the mine. Taseko retains a 75% interest and continues to operate the mine.

1.12	Critical Accounting Estimates

The Company's significant accounting policies are presented in notes 3 and 4 of the audited consolidated statements for the fiscal period ended December 31, 2009. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the consolidated financial statements. These estimates include:

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

(a) Revenue Recognition

Revenue from the sales of metal in concentrate is recognized when persuasive evidence of a sales agreement exists, the title and risk is transferred to the customer, collection is reasonably assured, and the price is reasonably determinable. Revenue from the sales of metal may be subject to adjustment upon final settlement of shipment weights, assays and estimated metal prices. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Cash received in advance of meeting these revenue recognition criteria is recorded as deferred revenue.

Under the Company’s concentrate sales contracts, final copper and molybdenum prices are set based on a specified future quotational period and the average market metal price in that period. Typically, the quotational periods for copper are either one or four months after the date of arrival at the port of discharge and for molybdenum is three months after the month of shipment. Revenues are recorded under these contracts at the time title passes to the buyer and are based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. The price adjustment features in the Company’s receivables are treated as embedded derivatives for accounting purposes and as such, are marked-to-market through earnings from the date of sale through the date of final pricing.

In a period of unusual price volatility, as experienced in fiscal 2008, the effect of mark-to-market price adjustments related to the quantity of copper or molybdenum which remains to be settled could be significant. For changes in quantities upon receipt of new information and assay, the provisional sales quantities are adjusted as well.

(b) Asset Retirement Obligations (“ARO”)

The Company recognizes any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability, and the related asset retirement cost is capitalized as part of the carrying amount of the related long-lived asset. In the event the required decrease in the asset retirement cost is in excess of the carrying value, the excess amount is recorded as a change in estimate in the statement of operations.

The ARO are based on management’s estimates, taking into account various factors such as the reclamation method, legal requirements, and current technology. The estimated amount of the reclamation cost is adjusted for estimated inflation at 2.5% per year, and in 2032 dollars is expected to be spent over a period of approximately three years beginning in 2032. After discounting the estimated reclamation costs to be spent in 2032, a net present value of the ARO was estimated at $9.8 million as at December 31, 2009 using credit-adjusted risk free rates of 7.1% to 10%. These individual assumptions can be subject to change and can materially affect the recognized amount of the liability.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

(c) Mineral Resources and Reserves

The mineral reserves and resources in the Company’s mineral properties are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators (“CSA”). Management uses numerous assumptions in estimating mineral reserves and mineral resources. The accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operations.

(d) Depletion, Depreciation and Impairment

The majority of the Company’s plant and equipment are amortized using the units of production method based on tons mined or milled, divided by the estimated tonnage to be recovered as outlined in the mineral reserve estimate.

Mineral property interests, plan and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. No impairment was identified for the Gibraltar Mine and the Company’s other exploration projects for the year ended December 31, 2009 as the Company concluded that there were no significant impairment indicators.

If the Company determines that there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of copper and molybdenum, increases in the costs of production, and/or reductions in the amount of reserves expected to be recovered, the Company would be required to write down the recorded value of its mineral property interest, plant and equipment, which would reduce the Company’s earnings and net assets.

(e) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

(f) Stock-based Compensation

The Company records all stock-based payments using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. Management uses several assumptions such as the Company’s stock price volatility, the risk free interest rate and the expected life of the options in order to estimate the fair value of the stock-based compensation. These assumptions can be subject to change and can materially affect the recognized amount of stock-based compensation.

(g) Inventories

Finished goods and work-in-process are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in-process inventories include estimates of copper and molybdenum contained in the stockpiles and an assumption of the copper price expected to be realized when the stockpiles are processed into concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

(h) Copper Hedging Program

The Company’s copper hedging contracts are recorded at fair value. Changes in the fair values of the copper hedging contracts are recognized in net income for the period. Several assumptions such as copper’s price volatility, the risk free interest rate and copper forward curves are used in order to estimate the fair value of the copper hedges. These assumptions can be subject to change and can materially affect the recognized amount of both the realized and unrealized gains (losses) on derivative financial instruments reflected in the Company’s financial statements.

1.13	Change in Accounting Policies including Initial Adoption

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

(a) Section 3064 – Goodwill and Intangibles

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the Company’s consolidated financial statements.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

(b) EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173 which requires the Company to consider its own credit risk as well as the credit risk of its counterparties when determining the fair value of financial assets and liabilities, including derivative financial instruments. The standard is effective for the first quarter of fiscal 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company.

(c) EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, “Mining Exploration Costs”, which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of the Company’s financial statements and did not have an impact on the valuation of the Company’s mineral properties.

(d) Fair Value Hierarchy

During the year, CICA Handbook Section 3862, Financial Instruments – Disclosures, was amended to require enhanced disclosures about the relative reliability of the data, or “inputs”, that an entity uses to measure the fair values of its financial instruments. It requires financial instruments measured at fair value to be classified into one of three levels in the “fair value hierarchy” according to the relative reliability of the inputs used to estimate the fair values. The Company has provided this disclosure in its consolidated financial statements.

(e) Amendments to CICA 3855

The CICA amended Handbook Section 3855-Financial Instruments-Recognition and Measurement to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. These amendments were effective for fiscal years beginning on or after November 1, 2008. These new standards did not have a material impact on the Company’s consolidated financial statements.

(f) New Accounting Standards Not Yet Adopted:

(i)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests which superseded current Sections 1581, Business Combinations and 1600 Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

ii)	Transition to International Financial Reporting Standards (“IFRS”)

The AcSB confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on and after January 1, 2011.

Accordingly, the Company will be required to present its financial statements in accordance with IFRS for its fiscal year beginning January 1, 2011. As the comparative period ending December 31, 2010 will also require presentation in accordance with IFRS, the Company’s transition date for converting to IFRS is January 1, 2010 (the “Transition Date”). The following discussion provides further information about the Company’s IFRS convergence activities.

Management of IFRS Convergence Project

The Company has begun the process of transitioning from GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a Steering Committee to manage the transition from GAAP to IFRS reporting. The Steering Committee regularly updates the Audit Committee and the Board of Directors with the progress of the convergence project through communication and meetings.

The Company is in the process of evaluating its overall readiness to transition from GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

The IFRS convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

  Phase 1 - Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.

  Phase 2 - Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

  Phase 3 - Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

The Company is now in the evaluation and design phase having completed most of the initial scoping and impact assessment in Q4 2009. A detailed timetable has been prepared to manage the transition and to monitor the progress of the transition project. At the date of preparing this MD&A, the Steering Committee has presented the project plan and its initial scoping and impact assessment to the Audit Committee. We expect to complete the quantification of financial statement impacts by Q2 2010.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

First-time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended March 31, 2011 the Company will restate its comparative fiscal 2010 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2010 GAAP amounts to the restated 2010 IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

  to apply the requirements of IFRS 2, Share-based Payments, to equity instruments granted which had not vested as of the Transition Date;

  to apply the borrowing cost exemption and apply IAS 23, Borrowing Costs, prospectively from the Transition Date; and

  to elect not to comply with IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, for changes in such liabilities that occurred before the Transition Date.

Changes to estimates previously made are not permitted. The estimates previously made by the Company under GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

Impact of Adoption of IFRS on Financial Reporting

While GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. Based on a high-level scoping assessment, the following financial statement areas are expected to be significantly impacted:

Property, Plant and Equipment (PP&E)

Under IAS 16, Property, Plant and Equipment, are recognized initially at cost if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. Costs include all expenditures directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. There is no specific guidance in IFRS relating to deferred stripping costs during the production phase. However, these types of costs do meet the definition of an asset under IAS 16 given that the Company's current accounting policy is to capitalize these costs since it provides a probable future economic benefit or a betterment (which implies future economic benefit).

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Under IAS 16, each part of an item of PP&E with a cost that is significant in relation to the total cost of the item shall be depreciated separately. In order to meet this requirement, componentization is generally required. The Company does not currently componentize to the same level as would be required under IFRS. Componentization would be required only to the extent that different depreciation methods or rates are appropriate and those components are material. In addition major inspections or overhaul costs are identified and accounted for as a separate component under IFRS if that component is used for more than one period. The Company does not currently have a policy for major overhaul costs. Practically, this should be factored into the determination of the components of PP&E.

Income Taxes

IAS 12, Income Taxes, requires the recognition of deferred tax assets or liabilities for all deductible and taxable temporary differences except for temporary differences created in a transaction that is:

(a)	not a business combination and
(b)	at the time of the transaction, affects neither accounting profit nor taxable profit.

Under GAAP, the Company recognizes a deferred tax liability on temporary differences arising on the initial recognition of the Aley mineral property interest and Oakmont net profit interest (where the accounting basis of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit/(loss) nor taxable profit/(loss).

As of the Transition Date, the Company will derecognize all deferred tax liabilities which had been previously recognized on the initial acquisition of the Aley mineral property interest and the Oakmont net profit interest since these transactions are deemed not to be a business combination and affected neither accounting profit/(loss) nor taxable profit/(loss) with a corresponding reduction in the related asset.

In addition, a deferred tax asset is recognized to the extent it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Under GAAP, tax assets are recognized if it is more likely than not. Probable is not defined in IAS 12. However, entities have often used a definition of more likely than not similar to GAAP. However, IAS 12 does not preclude a higher threshold. Accordingly, a difference will not result as long as the Company uses more likely than not as its definition of probable.

Impairment of Assets

Per IAS 36, Impairment of Assets, an entity shall assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, the entity should estimate the recoverable amount of the asset. The indicators of impairment are generally consistent with those of GAAP. An asset should be written down to its recoverable amount if the recoverable amount is less than its carrying value.

The recoverable amount is equal to the higher of the fair value less cost to sell and its value in use. It is not necessary to determine both if one indicates no impairment exists. The value in use is based on a discounted cash flow model. This approach is different than GAAP (i.e. one step model under IFRS compared to two step model under GAAP).

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

To the extent possible, individual assets should be tested for impairment. However, if it is not possible to determine the recoverable amount of an individual asset, an entity should determine the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset belongs. The definition of a CGU is different from the Canadian definition of an Asset Group.

In addition, the Company has in the past written down mineral property amounts for certain mineral properties. Under IAS 36, the Company would be required to reconsider whether there is any indication that an impairment loss recognized in a prior period may no longer exist or has decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds its carrying value. This is different than GAAP where write ups are not permitted.

Asset Retirement Obligations (“ARO”)

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, an ARO is recognized when there is a legal or constructive obligation to restore a site for damage that has already occurred, it is probable a restoration expense will be incurred and the cost can be estimated reliably. This is different than GAAP where only legal obligations are considered.

Cost includes the cost of dismantling and removing items and restoring the site on which it is located, the obligation for which is incurred either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories. This is different from GAAP where all change in ARO are recognized as a cost of the related asset.

Under IFRS, the amount recognized as a provision shall be the best estimate of the expenditures required to settle the present obligation. This is significantly different from GAAP where third party costs are required. Under IAS 37, the provision would be based on management’s best estimate. This estimate could be a third party cost if it is management’s intention to hire a third party to complete the work or an internal estimate of the cost if the Company intends to use its own equipment and resources to do this work.

Where the effect of the time value of money is material, the amount of the provision should be the present value of the expenditures expected to be required to settle the obligation. This is consistent with GAAP. However, the discount rate used would be a pre-tax rate specific to the liability rather than the Company's credit adjusted risk free rate and should not reflect risks for which the future cash flow estimates have been adjusted. Unwinding of the discount (i.e. accretion) is included in finance costs.

The ARO provision should be reviewed at the end of each reporting period and adjusted to reflect the current best estimate. Changes may result from changes in the amount or timing of the cash out flows or changes in discount rates. This is different from GAAP where changes in discount rates alone would not result in a change in the ARO. Accordingly, the Company will need to assess the discount rate applicable to the ARO on an ongoing basis. As the Company has elected to apply the IFRS exemption related to asset retirement obligations, the Company will not retroactively adjust the obligation on transition for changes in discount rate that may have occurred from time to time.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

IFRS Impact on Our Organization

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS (i.e. interim financial statements for the three months ended March 31, 2011) will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

The Company has obtained an understanding of IFRS from intensive training of its finance personnel. Further, our finance personnel include employees who have prepared financial statements under IFRS previously.

The Company is currently evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required. The Company expects to complete this evaluation by Q3 2010.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues such as its debt covenants and other commitments and consider the impacts the transition will have on its internal planning process and compensation arrangements. The Company expects to complete this evaluation by Q3 2010.

1.14	Financial Instruments and Other Instruments

All financial instruments, including derivatives, are included on the Company’s balance sheet and measured either at fair value or amortized cost. Changes in fair value are recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Please refer to note 3(d) of the accompanying audited consolidated financial statements for the list of the Company’s financial instruments and their classifications.

The Company is exposed in varying degrees to financial instrument related risks. The Company’s board of directors approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures. The Company is exposed to the following risks from its financial instruments:

a.)

Credit Risk – Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables and marketable securities. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts.

b.)

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

c.)	Market Risk – The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are discussed further below:

i) Foreign exchange risk

The Company’s revenues from the production and sale of copper and molybdenum are denominated in US dollars. However the Company's operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s revenues and treatment and transportation charges are substantially denominated in US dollars, whereas all other expenses are substantially denominated in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

A 10% change of the US dollar against the Canadian dollar as at December 31, 2009 would have changed earnings before income taxes by approximately $13 million for the year ended December 31, 2009. This analysis assumes that all other variables, in particular interest rates, remain constant.

ii) Interest rate risk

The Company is exposed to interest rate risk on its credit facility with Credit Suisse, equipment loans and capital leases. The credit facility bears interest at LIBOR plus 5%. The equipment loans and capital leases bear interest at a fixed rate. A change of 10% in the LIBOR rate for the year ended December 31, 2009 would have changed earnings before income taxes by approximately $0.086 million for the year ended December 31, 2009. This assumes all other variables, in particular foreign currency rates, remain constant.

iii) Commodity price risk

The value of the Company’s mineral resource properties is related to the price of gold, copper, molybdenum and niobium and the outlook for these minerals. Gold, copper, molybdenum and niobium prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

The profitability of the Company's operations is highly correlated to the market price of copper, molybdenum, niobium and gold. If metal prices decline for a prolonged period below the cost of production of the Company's Gibraltar mine, it may not be economically feasible to continue production.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

A 10% change in copper and molybdenum prices during the year ended December 31, 2009 would have affected net earnings by approximately $16 million. This analysis assumes that all other variables remain constant.

During fiscal 2009, the Company introduced a copper hedging program. The program is a part of the Company’s risk management strategy and was conceived due to the copper price variability experienced in fiscal 2008 and the perceived need to mitigate the potential risks to revenue and operating margins.

The strategy used to manage copper price risk is called a “zero cost cap and collar” whereby the Company buys a copper “put” option and simultaneously sells an offsetting “call” option. The Company intends to review its hedge position from time to time in light of prevailing market and economic conditions.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at March 16, 2010, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry date	Exercise price	Number	Number
Common shares				184,484,831

Share purchase option	03-Jul-10	$4.03	60,000
	28-Sep-10	$1.15	90,000
	24-Feb-11	$4.50	93,000
	28-Mar-11	$2.18	342,000
	28-Mar-11	$2.63	40,000
	22-Aug-11	$4.09	15,000
	10-Dec-11	$1.00	1,298,800
	24-Feb-12	$3.07	165,000
	24-Feb-12	$4.50	135,000
	07-Jul-12	$1.90	14,000
	30-Jul-12	$2.17	57,000
	15-Jan-13	$4.77	1,043,500
	10-Dec-13	$1.00	2,915,000
	12-Jan-14	$1.15	2,010,334
	21-Apr-14	$1.71	1,546,834
	2-Dec-14	$4.14	150,000
	5-Jan-15	$4.46	1,925,000
	15-Jan-15	$4.14	150,000
	28-Jan-15	$5.00	210,000
	16-Feb-15	$4.59	120,000
				12,380,468

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3	Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company’s management has concluded that internal control over financial reporting was effective as of December 31, 2009 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

There have been no significant changes in internal controls over financial reporting during the fiscal period ended December 31, 2009 that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

1.15.4	Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As at December 31, 2009, under the supervision and with the participation of the Company’s management, including the Chief Executive the Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

There have been no significant changes in the Company's disclosure controls and procedures during the fiscal period ended December 31, 2009 that could have materially affected or are reasonably likely to materially affect the Company’s disclosure controls and procedures.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.5	Non GAAP Measures

This document includes certain non-GAAP performance measures including “cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. The Company believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures:

Cash Production Cost

Twelve months ending 31-Dec-09
GAAP operating costs (in thousands of CAD) Less: inventory adjustments Less: molybdenum credits Less: silver credits	$ 109,964 (324) (8,786) (2,001)
Net operating costs (in thousands of CAD) Total copper production (in thousands of lbs) Cost per lb (CAD) Average exchange rate	98,853 70,347 1.41 1.1308
Cost per lb (USD) GAAP treatment and transportation costs (in thousands of CAD) Total copper sales (in thousands of lbs) Treatment and transportation per lb of copper (in CAD) Average exchange rate	$ 1.24 24,089 71,096 0.34 1.1308
Treatment and transportation cost per lb (in USD) Total cash cost per lb of copper (in USD)	$ 0.30 $ 1.54

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.6	Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Taseko and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company.

Volatility in Metals Prices

The profitability of the Gibraltar Mine and the financial results, exploration, development and mining activities on the Company’s other properties, are directly related and sensitive to the market price of copper, gold, molybdenum and other metals. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the United States dollar to other currencies, interest rates, forward selling by producers, production and cost levels in major producing regions, global or regional political, economic or financial situations and a number of other factors such as the sale or purchase of commodities by various commodity traders, production costs of major mineral producing countries and the cost of substitutes.

Financing

The Company has been successful at financing its projects and operations over the years. However, the Company’s ability to continue its exploration, assessment, development and operational activities will depend on the resource industry generally, which is cyclical in nature, and which may, in turn, affect the Company’s ability to attract financing, including joint venture financing, debt or bank financing, equity financing or production financing arrangements. Failure to obtain, or difficulty or delay in obtaining, requisite financing could result in delay of certain projects or postponement of further exploration, assessment or development of certain properties or projects. Financing through the issuance of equity will result in dilution of existing shareholders.

Taseko’s Prosperity Project Risks

On January 14, 2010, Taseko received the environmental assessment certificate for the Prosperity Project from the British Columbia Provincial Ministry of Environment. The Company expects the Federal environmental assessment process to be complete by mid 2010. Applications for Provincial permits are being prepared and are expected to be submitted before the end of March 2010. Failure to obtain such certificates and permits in a timely manner or at all will delay or even lead to abandonment of the Prosperity Project which would likely negatively affect the Company’s share price.

Furthermore, the feasibility assumes specified, long-term price levels for gold and copper. The prices of these metals have historically been volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold or copper will remain at current levels or that it will not decline below the prices assumed in the feasibility study.

The Prosperity Project will require substantial financing, including a possible combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental regulation, and accommodation of local and community concerns.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The economics of the feasibility study are sensitive to the US Dollar and Canadian Dollar exchange rate, and this rate has been subject to large fluctuations in the last several years.

Increased Costs Could Affect Profitability

The cash cost of production is frequently subject to great variation from one year to the next due to a number of factors, such as changing strip ratios, ore grade, metallurgy, cost of supplies and services (for example, electricity and fuel) and the exchange rate of supplies and services denominated in foreign currencies. If these costs used in connection with the Company’s operations were to increase significantly, and remain at such levels for a substantial period, the Company’s cash flows from operations may be negatively affected. The Company prepares estimates of future production and unit cash costs of production annually. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in operating or capital costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Taseko’s Harmony Project and Aley Project Contain No Known Reserves of Ore

Although there are known bodies of mineralization on the Harmony and Aley Projects, there are currently no known reserves or body of commercially viable ore and additional work is required before Taseko can ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Taseko makes on these properties do not result in discoveries of commercial quantities of ore, the exploration and acquisition expenditures will be written off and the value of Taseko stock could be negatively impacted. Under SEC reserve recognition rules, the Prosperity Project does not contain any reserves.

Exchange Rate Risk

The Company is subject to currency exchange rate risk because prices of copper and molybdenum are denominated in United States dollars and, accordingly, the Company’s revenues will be received in United States dollars. The Company’s expenses are almost entirely denominated in Canadian dollars. The Company currently does not engage in foreign exchange hedging. Any strengthening in the Canadian dollar will negatively impact the profitability of the Company’s mining operations.

Uncertain Project Realization Values

The Company annually undertakes a detailed review of the life-of-mine plans for its operating properties and an evaluation of the Company’s portfolio of development projects, exploration projects and other assets. The recoverability of the Company’s carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to: copper, molybdenum and gold prices; capital cost estimates; mining, processing and other operating costs; grade and metallurgical characteristics of ore; and mine design and timing of production. In the event of a prolonged period of depressed copper prices, the Company may be required to take additional material write-downs of its operating and development properties.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

General Mining Risks

Mining is an inherently risky business with large capital expenditures and cyclical metals markets. Factors beyond the control of Taseko will affect the marketability of any minerals discovered and mined. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered at the Prosperity Project and the Harmony Project, a profitable market will exist for the sale of minerals produced by Taseko. Factors beyond the control of Taseko may affect the marketability of any substances discovered. Metal prices, in particular copper, molybdenum and gold prices, have fluctuated widely in recent years. Prices are determined in international markets over which the Company has no influence.

The operations of Taseko may require licenses and permits from various governmental authorities. There can be no assurances that Taseko will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at its projects.

Although the Company maintains high environmental standards for all of its projects, there are almost always public concerns about new mining projects and any significant public opposition to the Prosperity Project will increase the likelihood that its development is delayed or prevented.

Taseko also competes with many companies possessing far greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

Typical mining risks are also that estimated reserves are not of the size or grade estimated, and adverse geological or ground conditions, adverse weather conditions, potential labour problems, and availability and cost of equipment procurement and repairs can impact operations.

Taseko’s Share Price is Volatile

In recent years, the market price of a publicly traded stock, especially a resource issuer like Taseko, has experienced a high level of price and volume volatility. Taseko’s shares have ranged between $0.36 and $20.00 in the last 18 years and between approximately $6.28 and $0.69 in the last three years.

The wide fluctuation in market prices of securities may not necessarily be related to the operating performance, underlying asset values or prospects of the Company. Other factors impacting share prices may include the strength of the economy, market perceptions of the attractiveness of particular industries, and the breadth of the public market for the stock. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuations and the political environment. The effect of these and other factors on the market price of the common shares on the TSX and the NYSE Amex suggest that Taseko’s shares will continue to be volatile.

YEAR ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Environmental Considerations

The estimation of the existing reclamation liability related to the Gibraltar Mine is not free from uncertainty. Mining always entails risks of spills, pollution, reclamation, and other liabilities and obligations, which like other mining companies, may adversely affect Taseko. If these challenges are not properly assessed or if rules become more onerous, Taseko could be materially adversely affected.

Significant Potential Equity Dilution

Taseko had 12,380,468 share purchase options in-the-money at March 16, 2010. In addition, shares are potentially issuable in 2011 on conversion of Gibraltar’s class of Preferred Shares issued for the Harmony project. All of the foregoing may likely act as an upside constraint on the trading price of Taseko’s shares.